EXHIBIT 12.2
TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Six Months
Ended
July 2, 2011
Fixed charges:
Interest expense*	$123
Estimated interest portion of rents	16

Total fixed charges	$139

Income:
Income from continuing operations before income taxes	$181
Fixed charges	139

Adjusted income	$320

Ratio of income to fixed charges	2.30

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.